SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

1 April, 2011

BP ACCESSES FOUR COALBED METHANE PRODUCTION
SHARING CONTRACTS IN INDONESIA

BP confirmed today that it has signed four new coalbed methane (CBM) production sharing contracts (PSCs) in the Barito basin of South Kalimantan, Indonesia.

BP and co-owner Pertamina were jointly awarded the Tanjung IV CBM PSC through a direct award from the Government of Indonesia. BP will hold a 44 per cent participating interest in the PSC with Pertamina holding the remaining 56 per cent.

BP and co-owner PT Sugico Graha (Sugico) were jointly awarded the Kapuas I, II and III CBM PSCs through a direct offer from the Government of Indonesia. BP will hold a 45 per cent participating interest in the PSCs with Sugico holding the remaining 55 per cent.

Bob Dudley, BP group chief executive, said: "Today's agreements follow on from BP's recent agreements to access new resources in Indonesia, China, India and Australia. BP has significant experience and expertise in the development of unconventional gas, including coalbed methane, and we look forward to working with our partners to apply this to the potential of Indonesia's coal resources."

Together, the four PSCs cover an area of approximately 4,800 square kilometres.

"BP is very pleased to be extending our working relationship with Pertamina in the development of Indonesian CBM resources, and also to cooperate with Sugico in creating a material CBM position in a highly prospective basin. These four PSCs complement BP's existing CBM position in Indonesia, allowing us to leverage our 30-plus years of CBM experience to deepen our portfolio in Kalimantan," said William Lin, BP's President of Asia Pacific Exploration & Production.

These awards mark BP's first CBM access in Indonesia outside its joint venture with ENI, VICO, which in late 2009 was awarded the Sanga Sanga CBM PSC near the Bontang LNG plant in East Kalimantan.

Notes to editors:

•
BP has over 35 years of experience in Indonesia and is one of the largest foreign investors in the country. Activities are dominated by its exploration and production business, notably the Tangguh LNG operations in Papua Barat province.

•
 BP has pioneered CBM technology with over 30 years of operating experience in the San Juan Basin, Colorado in the United States. In the San Juan basin, BP produces approximately 650 million cubic feet of gas a day (gross) from approximately 1300 company-operated wells,

•
VICO Indonesia is a joint venture between BP and ENI, in which BP has a 38 per cent interest. VICO's oil and gas production is centered in the Sanga Sanga PSC, East Kalimantan basin with wells located in Badak, Nilam, Semberah and Mutiara fields. Most of the natural gas is delivered to PT Badak NGL's plant at Bontang where LNG and LPG are produced and shipped.

•
Pertamina is Indonesia's state-owned integrated oil and gas company with more than 50 years experience in the challenging geological environment of Indonesia and in pioneering the development of LNG. Pertamina has operations and facilities throughout Indonesia, and serves the energy needs of over 220 million Indonesians.

•	In the 2009 sale of BP's interests and operatorship of the Offshore North West Java PSC to Pertamina, the two companies also agreed to cooperate on developing CBM in Indonesia.
•	PT Sugico Graha (Sugico) is an Indonesian-based mining and energy company formed in 1986. In partnership with other companies, Sugico has engaged in CBM exploration in Sumatra and Kalimantan.

Further information:

Tantri Yuliandini, BP Indonesia: +62 21 78549864, tantri.yuliandini@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 April 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary